Exhibit 2.2

EXECUTION VERSION

FIRST AMENDMENT TO THE PURCHASE AND SALE AGREEMENT

This First Amendment to the Purchase and Sale Agreement (this “Amendment”) is entered into as of January 28, 2015, by and among SunEdison, Inc., a Delaware corporation (“Holdco Buyer”), TerraForm Power, LLC, a Delaware limited liability company (“Operating Buyer”), and together with Holdco Buyer, each a “Buyer,” and collectively, “Buyers”) and D. E. Shaw Composite Holdings, L.L.C. and Madison Dearborn Capital Partners IV, L.P., acting jointly, solely in their capacity as the representative of the Sellers for the purposes specified in the Purchase and Sale Agreement (the “Sellers’ Representative”), and constitutes an amendment to the Purchase and Sale Agreement, dated as of November 17, 2014, among Buyers, TerraForm Power, Inc., a Delaware corporation, First Wind Holdings, LLC, a Delaware limited liability company (the “Company”), First Wind Capital, LLC, a Delaware limited liability company and wholly owned Subsidiary of the Company, D. E. Shaw Composite Holdings, L.L.C., a Delaware limited liability company, the Company Members set forth on Schedule 1.01(a) thereto and the Sellers’ Representative (the “Agreement”). All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

WHEREAS, Section 12.06 of the Agreement permits Buyers and the Sellers’ Representative to amend the Agreement; and

WHEREAS, Buyers and the Sellers’ Representative desire to amend the Agreement as set forth in this Amendment in accordance with the terms of the Agreement.

NOW, THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree and hereby amend the Agreement as follows:

1. Section 1.01. The definition of “Actual Unlevered CAFD” in Section 1.01 of the Agreement is hereby amended and restated to read in its entirety as follows:

““Actual Unlevered CAFD” means, with respect to the Operating Projects, net cash provided by (used in) operating activities (i) plus or minus changes in assets and liabilities as reflected in a statement of cash flows, net of acquisitions, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by tax equity and lease arrangements to the extent they decrease (or increase) cash provided by operating activities, (iii) minus cash distributions paid to non-controlling interests in Operating Projects (including tax equity and lease rents), if any, (iv) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, (v) plus the Excluded Capex, (vi) minus Excluded O&M Costs (except to the extent such amount has already been included as a deduction under any of (i) to (v) in the definition hereof). Overhead allocation (Administrative Service Fee, Tech Services, DACC/SCADA, and IT) shall be consistent with past practice. Letters of credit costs to support project level obligations (excluding any financing obligations) shall be reasonable and consistent with current rates. For the avoidance of doubt, Actual Unlevered CAFD shall not be less than the cash distributions actually made from the Operating Project cash accounts to Operating Buyer plus the Excluded Capex less any one-time releases from restricted cash accounts. Any increase in Actual Unlevered CAFD that is attributable to a repurchase of tax equity or other minority interests in any of the Operating Projects will be deducted from Actual Unlevered CAFD.”

2. Section 1.01. The definition of “Allocation Schedule” in Section 1.01 of the Agreement is hereby amended and restated to read in its entirety as follows:

““Allocation Schedule” means the schedule provided by the Company to Buyers (and approved by the Sponsors) prior to Closing, setting forth each Seller’s individual allocation of the Holdco Closing Consideration, the Earnout Project Payments and any Escrow Return Amounts, as reasonably adjusted by the Sellers’ Representative from time to time at or after the Closing in connection with the indemnification of Buyers and their Affiliates by a Seller or Sellers pursuant to Article XI taking into account whether the events giving rise to any indemnification payment and corresponding setoff against the Earnout Project Payments are applicable to a single Seller.”

3. Section 1.01. The definition of “Good Reason” in Section 1.01 of the Agreement is hereby amended and restated to read in its entirety as follows:

““Good Reason” means, without the Company Employee’s prior written consent: (i) a material diminution in the Company Employee’s authority, title, duties or responsibilities; (ii) a not de minimis diminution in the Company Employee’s annual base salary; (iii) any relocation of the Company Employee’s principal office by more than 35 miles from the Company Employee’s principal office immediately prior to the Closing Date; and (iv) any other action or inaction that constitutes a material breach by Holdco Buyer of Holdco Buyer’s material obligations under any applicable employment agreement and material employee benefit plan or compensation arrangement. Good Reason shall not exist unless and until the Company Employee provides Holdco Buyer with written notice of the acts alleged to constitute Good Reason within 90 days of the Company Employee’s knowledge of the initial occurrence of such event, and Holdco Buyer fails to cure such acts within 30 days of receipt of such notice, if curable. If Holdco Buyer does not cure within such 30-day period, the Company Employee must terminate the Company Employee’s employment within 60 days following the expiration of such cure period for the separation from service to be on account of Good Reason.”

4. Section 1.01. The definition of “Route 66 and Palouse Proceeds” in Section 1.01 of the Agreement is hereby amended and restated to read in its entirety as follows:

““Route 66 and Palouse Proceeds” means (a) $72 million less transaction costs associated with such sale, with respect to the sale of 90% of the Company’s interests in the Route 66 Project plus (b) the net cash proceeds reasonably documented and received by the Company with respect to the sale of 90% of the Company’s interests in the Palouse Project plus (c) the net cash proceeds reasonably documented and received by the Company (i) pursuant to an agreement executed during the Interim Period with respect to the sale of the remaining 10% of the Company’s interests in the Route 66 Project and the Palouse Project respectively to one or more Persons (the net cash proceeds in (i) being the “Residual Interest Payments”) and (ii) pursuant to the terms of terms of Sections 2.2(a) and 6.10 of the Route 66 MIPSA, (the net cash proceeds in (ii) being the “MIPSA Ongoing Payments”).”

5. Section 1.01. The definition of “Transaction Expenses” in Section 1.01 of the Agreement is hereby amended and restated to read in its entirety as follows:

““Transaction Expenses” means, unless otherwise paid by Sellers and regardless of whether paid by the Company Entities, (a) any and all investment banking fees, including the fees owed to Goldman, Sachs & Co. and Marathon Capital, LLC, payable by any Company Entity in connection with the transactions contemplated hereby (it being understood that additional investment banking fees with respect to the transactions contemplated by this Agreement may become payable following the Closing, in which case such fees shall be paid by Holdco Buyer and deducted from payments otherwise due to the Sellers pursuant to Section 2.04), (b) the Company’s portion of any fees or costs pursuant to Sections 2.05(c), 2.05(f), 6.03(c) and Transfer Taxes pursuant to Section 9.01, (c) any and all legal, consulting and advisory expenses incurred by any Company Entity, in each case, in connection with the transactions contemplated by this Agreement and the Joint Venture Buyout Agreement, (d) any Change in Control Payments, (e) accrued, but unpaid, interest on the Company Entities’ Debt Obligations with respect to Holdco Debt as of the Closing Date, (f) all costs and expenses, including attorneys’ fees, incurred in connection with any Interim Debt Obligations (but excluding any costs and expenses with respect to repayment of principal), including interest paid, original issue discount and any accrued but unpaid interest with respect to such Interim Debt Obligations, (g) any out of pocket costs incurred in connection with obtaining consents from contractual counterparties required under Company Contracts (other than any Company Contracts in respect of Debt Obligations), (h) all fees and costs associated with obtaining the insurance policies described in Section 6.13(c), (i) all costs and expenses related to the sale of 15% interests held by Company Entities in the Kawailoa Wind Project, (j) fifty percent (50)% of any Taxes arising by reason of any recapture or other disallowance with respect to any U.S. investment tax credits taken prior to the Closing pursuant to Section 48 of the Code that are attributable to the Projects (other than the KWP II Project) due to, or as a result of, the Transactions contemplated by this Agreement (including as a result of a disposition of property with respect to which such tax credits were claimed), (k) fifty percent (50)% of any cost, including indemnity payments and consent costs, attributable to any federal income tax detriment to the other members of the Operating Entity resulting from a termination of the Operating Entity within the meaning of Section 708(b)(1)(B) of the Code as a consequence of the consummation of the transactions contemplated hereby, and (l) the aggregate amount of bonuses paid or payable pursuant to the 2014 Corporate Bonus Plan in effect on the date hereof (as described in Section 6.02(a)(ix)) and as mutually agreed by Holdco Buyer and the Sellers’ Representative.”

6. Section 2.01(a).

(a) Section 2.01(a) of the Agreement is hereby amended and restated to read in its entirety as follows:

“(a) On the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated hereby shall occur as follows and in the following order: (i) Operating Buyer agrees to purchase, or to cause one of its Affiliates to purchase, directly or indirectly, the Operating Equity Interests from Operating Seller, and Operating Seller agrees to sell the Operating Equity Interests to Operating Buyer or such Affiliate of Operating Buyer, free and clear of all Liens other than Permitted Encumbrances, (ii) Holdco Buyer agrees to purchase, or to cause one of its Affiliates to purchase, the Specified Platform Equity Interests from the Company, and the Company agrees to sell the Specified Platform Equity Interests to Holdco Buyer or such Affiliate of Holdco Buyer, free and clear of all Liens other than Permitted Encumbrances, (iii) Holdco Buyer agrees to purchase, or to cause one of its Affiliates to purchase, the Blocker Units from Blocker Parent, and Blocker Parent agrees to sell the Blocker Units to Holdco Buyer or such Affiliate of Holdco Buyer, free and clear of all Liens other than Permitted Encumbrances and (iv) Holdco Buyer agrees to purchase, or to cause one of its Affiliates to purchase, the Company Seller Interests from the Company Sellers, and the Company Sellers agree to sell the Company Seller Interests to Holdco Buyer or such Affiliate of Holdco Buyer, free and clear of all Liens other than Permitted Encumbrances. All of the foregoing actions and transactions described in clauses (i) through (iv) of this Section 2.01 are reflected in Schedule 2.01(a) and shall be deemed to have occurred simultaneously, and no such transaction shall be considered consummated unless all are consummated. No Party shall be obligated to consummate any of the transactions contemplated hereby to occur at Closing, unless all such transactions are consummated contemporaneously.”

(b) Schedule 2.01(a) to the Agreement is hereby added to the Agreement to read as set forth on Exhibit A to this Amendment.

7. Section 2.03(c). Section 2.03(c) of the Agreement is hereby amended and restated to read in its entirety as follows:

“Following the Closing, upon receipt by the Company of any Residual Interest Payments or MIPSA Ongoing Payments, Buyers shall cause the Company to promptly pay such Residual Interest Payments or MIPSA Ongoing Payments to the Paying Agent for distribution to the Sellers in accordance with the Allocation Schedule.”

8. Section 6.15. Section 6.15 of the Agreement is hereby amended and restated in its entirety to read “[Intentionally Omitted]”.

9. Section 11.02(a). Section 11.02(a) of the Agreement is hereby amended and restated to read in its entirety as follows:

“(a) Subject to the limitations set forth in this Article XI, subsequent to the Closing Date, (i)the Sellers shall, severally and not jointly, indemnify, hold harmless and defend Buyers and their Affiliates against any liability, loss or reasonable attorneys’ fees or Action (collectively, “Losses” and individually, a “Loss”) that any of the foregoing suffers as a result of (1) any breach or inaccuracy of the representations and warranties (each such breach a “Warranty Breach”) of the Company set forth in Article III (other than Section 3.18(b)(i)), (2) any breach or nonperformance by the Company of any of the covenants or agreements set forth in this Agreement made or to be performed by the Company, (3) the obligations of the applicable Company Entity under the terms of the Route 66 MIPSA and any out of pocket costs and expenses incurred by the Company in connection with the closing of the transactions contemplated thereby, (4) a breach or inaccuracy of the representations and warranties set forth in Section 3.18(b)(i) or the failure for any reason of the applicable Company Entity to obtain any Company Approval listed on Schedule 3.18 (each such event a “Company Approval Breach”) or (5) any Transaction Expenses that are not otherwise deducted from the Total Purchase Price at Closing (it being agreed that such Transaction Expenses indemnifiable under this Section 11.02(a) shall include fifty percent (50)% of any cost, including indemnity payments, attributable to any federal income tax detriment to the other members of Evergreen Wind Power, LLC resulting from a termination of Evergreen Wind Power, LLC within the meaning of Section 708(b)(1)(B) of the Code as a consequence of the consummation of the transactions contemplated hereby), and (ii)each Seller agrees to indemnify and hold harmless Buyers and their Affiliates against any Loss that any of the foregoing suffers as a result of (1) any Warranty Breach by such Seller set forth in Article IV or (2) any breach or nonperformance by such Seller of any of the covenants or agreements set forth in this Agreement made or to be performed by such Seller.”

10. Schedule 1.01(a). Schedule 1.01(a) to the Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit B to this Amendment.

11. Schedule 1.01(m). Schedule 1.01(m) to the Agreement is hereby deleted in its entirety.

12. Schedule 3.18. Schedule 3.18 to the Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit C to this Amendment.

13. Waiver of Certain Rights. Pursuant to Section 2.08 of the Agreement, Holdco Buyer hereby waives its right to indemnification, including under the Agreement, for any Tax of a Blocker that is in excess of the Tax that would have been imposed on the Blocker if the aggregate amount of items of income and gain arising from the sale of Specified Development Equity Interests was equal to 100% of the Target Amount.

14. No Further Effect. Except as expressly set forth in this Amendment, this Amendment does not, by implication or otherwise, alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Agreement.

15. Governing Law. This Amendment shall be governed by and construed in accordance with the law of the State of New York.

16. Miscellaneous. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Amendment shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

SUNEDISON, INC.

By:	/s/ Rik Gadhia
	Name:	Rik Gadhia
	Title:	Vice President and Authorized Signatory

TERRAFORM POWER, LLC

By:	/s/ Rik Gadhia
	Name:	Rik Gadhia
	Title:	Vice President and Authorized Signatory

D. E. SHAW COMPOSITE HOLDINGS, L.L.C., as Sellers’ Representative
By:	D. E. Shaw & Co., L.L.C., as manager

By:	/s/ Bryan R. Martin
	Name:	Bryan R. Martin
	Title:	Authorized Signatory

MADISON DEARBORN CAPITAL PARTNERS IV, L.P., as Sellers’ Representative
By:	Madison Dearborn Partners IV, L.P. Its: General Partner
By:	Madison Dearborn Capital Partners, LLC Its: General Partner

By:	/s/ Matthew Raino
	Name:	Matthew Raino
	Title:	Director